WARP 9, INC.
                          50 CASTILIAN DRIVE, SUITE 101
                         SANTA BARBARA, CALIFORNIA 93117
                            TELEPHONE: (805) 964-3313
                            FACSIMILE: (805) 964-6968

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                                  March 1, 2010

VIA FACSIMILE AND EDGAR
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202-551-3272

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:    Andrew Mew, Accounting Branch Chief

         RE:      WARP 9, INC.
                  FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009
                  FILED SEPTEMBER 30, 2009
                  FILE NO. 000-13215
                  --------------------------------------------------------------

Dear Mr. Mew:

         In connection with responding to your letter to us dated February 2, 2010, we (the "Company") acknowledge the following:

         1. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission ("SEC").

         2. We acknowledge that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company's filings.

         3. We acknowledge that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any additional correspondence that you may have to the undersigned.



                               Very truly yours,


                               /s/ Harinder Dhillon
                               Harinder Dhillon, Chief Executive Officer of
                               Warp 9, Inc.